UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 1)*

CytoDyn Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

23283M101
(CUSIP Number)

Paul A. Rosenbaum
2945 NW Luray Terrace
Portland Oregon 97210
(503) 348-9262
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ¨.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON
Paul A. Rosenbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,300,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,300,000
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.21%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON
Anthony Caracciolo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,368,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,368,000
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,368,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.22%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON
Arthur L. Wilmes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
90,000
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
90,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
90,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.01%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON
Glenn Eisenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,994,536
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,994,536
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,994,536
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.33%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON
Jeffrey Paul Beaty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America, Canada and the United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
888,888
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
888,888
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
888,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.15%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON
Allen Gabriel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,659,465
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,659,465
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,659,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.27%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON
Judson Longaker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
445,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
445,000
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
445,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON
Steve Dalal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America and Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
548,125
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
548,125
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
548,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.09%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON
Jeffrey D. Weiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
574,657
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
574,657
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
574,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.09%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON
Frederick J. Axelberd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
121,500
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
121,500
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
121,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON
Yaron Okun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America, South Africa and Lithuania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,795,529
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,795,529
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,795,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.29%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON
Jack Chitayat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,074,065
	8	SHARED VOTING POWER
2,456,335
	9	SOLE DISPOSITIVE POWER
2,074,065
	10	SHARED DISPOSITIVE POWER
2,456,335

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,530,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.74%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON
Arlyn J. Bossenbrook
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
226,436
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
226,436
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
226,436
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON
Paul Hydok
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,232,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,232,000
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,232,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.20%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Charles M. Johnson Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 425,172
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 425,172
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Jonathan Hartley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 450,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 450,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Brendan Thorson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 195,100
	8	SHARED VOTING POWER 440,000
	9	SOLE DISPOSITIVE POWER 195,100
	10	SHARED DISPOSITIVE POWER 440,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Joe Rector
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 618,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 618,800
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON Francesco Tosco
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 638,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 638,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 638,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%
14	TYPE OF REPORTING PERSON IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON
William M. Rawson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,690,125
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,690,125
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,690,125
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.44%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON
Veronica Marano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
503,076
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
503,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
503,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.08%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON
Dr. Richard G. Pestell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America and Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,342,000
	8	SHARED VOTING POWER
3,093,728
	9	SOLE DISPOSITIVE POWER
8,342,000
	10	SHARED DISPOSITIVE POWER
3,093,728

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,435,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.87%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON
Peter Christopher Caputo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
371,581
	8	SHARED VOTING POWER
30,000
	9	SOLE DISPOSITIVE POWER
371,581
	10	SHARED DISPOSITIVE POWER
30,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
401,581
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.07%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON
Antonio Parisi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
288,500
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
288,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
288,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON
Thomas C. Mollick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,814,945
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
9,814,945
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,814,945
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

1	NAME OF REPORTING PERSON
Thomas J. Errico M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,508,705
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,508,705
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,508,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.41%
14	TYPE OF REPORTING PERSON
IN

Beneficial ownership percentage is based upon 612,875,224 shares of common stock, $0.001 par value per share, of the Issuer, issued and outstanding as of March 31, 2021, based on information reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on April 14, 2021.

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the Reporting Persons (excluding Thomas C. Mollick and Thomas J. Errico, each of whom is hereby added as a Reporting Person) on May 24, 2021 (the “Original Schedule 13D” and, as amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated to read as follows:

(a)	This statement is filed by:

i.	Paul A. Rosenbaum (“Mr. Rosenbaum”), an individual resident in the state of Oregon

ii.	Anthony Caracciolo (“Mr. Caracciolo”), an individual resident in the state of Florida

iii.	Arthur L. Wilmes (“Mr. Wilmes”), an individual resident in the state of Indiana

iv.	Glenn Eisenberg (“Mr. Eisenberg”), an individual resident in the state of Utah

v.	Jeffrey Paul Beaty (“Mr. Beaty”), an individual resident in the state of Illinois

vi.	Allen Gabriel (“Dr. Gabriel”), an individual resident in the state of Washington

vii.	Judson Longaker (“Mr. Longaker”), an individual resident in the state of Washington

viii.	Steve Dalal (“Mr. Dalal”), an individual resident in the territory of Puerto Rico

ix.	Jeffrey D. Weiner (“Mr. Weiner”), an individual resident in the state of Washington

x.	Frederick J. Axelberd (“Mr. Axelberd”), an individual resident in the state of Georgia

xi.	Yaron Okun (“Mr. Okun”), an individual resident in the state of Florida

xii.	Jack Chitayat (“Mr. Chitayat”), an individual resident in the state of California

xiii.	Arlyn J. Bossenbrook (“Mr. Bossenbrook”), an individual resident in the state of Michigan

xiv.	Paul Hydok (“Mr. Hydok”), an individual resident in the state of Florida

xv.	Charles M. Johnson Jr. (“Mr. Johnson”), an individual resident in the state of Oregon

xvi.	Jonathan Hartley (“Mr. Hartley”), an individual resident in the state of Georgia

xvii.	Brendan Thorson (“Mr. Thorson”), an individual resident in the state of Washington

xviii.	Joe Rector (“Mr. Rector”), an individual resident in the state of Georgia

xix.	Francesco Tosco (“Mr. F. Tosco”), an individual resident in the state of Pennsylvania

xx.	William M. Rawson (“Mr. Rawson”), an individual resident in the state of Oregon

xxi.	Veronica Marano (“Mrs. Marano”), an individual resident in the state of New Jersey

xxii.	Richard G. Pestell, M.D, Ph.D. (“Dr. Pestell”), an individual resident in the state of Florida

xxiii.	Peter Christopher Caputo (“Mr. Caputo”), an individual resident in the state of Washington

xxiv.	Antonio Parisi (“Mr. Parisi”), an individual resident in the state of Pennsylvania

xxv.	Thomas C. Mollick (“Mr. Mollick”), an individual resident in the state of Florida

xxvi.	Thomas J. Errico, M.D. (“Dr. Errico”), an individual resident in the state of Florida

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Item 2(b) is hereby amended and supplemented as follows:

xxv.	The address of Mr. Mollick is 433 Second Street, Suite B, Safety Harbor, Florida 34695.

xxvi.	The address of Dr. Errico is 3100 S.W. 62nd Avenue, Miami, Florida 33155.

Item 2(c) is hereby amended and supplemented as follows:

xxv.	Mr. Mollick is a medical executive at Rx Development, located at 1305 City View Center, Oviedo, Florida 32765.

xxvi.	Dr. Errico is a doctor at Nicklaus Children’s Hospital, located at 3100 S.W. 62nd Avenue, Miami, Florida 33155.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

i.	The Shares listed as being beneficially owned by Mr. Rosenbaum were purchased with personal funds. Mr. Rosenbaum acquired 650,000 Shares in open market transactions and 650,000 Shares directly from the Issuer upon the exercise of warrants, including 150,000 Shares purchased at a cost of $1.30 per Share, 200,000 Shares purchased at a cost of 0.50 per Share and 300,000 Shares purchased at a cost of $0.267 per Share. The average cost of the Shares owned by Mr. Rosenbaum is $0.644 per Share.

ii.	Mr. Caracciolo acquired 1,300,000 Shares with personal funds upon the exercise of warrants at a cost of $0.50 per share. In addition, Mr. Caracciolo received 68,000 Shares from the Issuer as compensation for his services as a member of the Issuer’s Board of Directors, for which no consideration was paid by Mr. Caracciolo. Members of Mr. Caracciolo’s family have the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, a portion of the Shares.

iii.	The Shares listed as being beneficially owned by Mr. Wilmes were purchased with personal funds in open market transactions. Mr. Wilmes paid an average price of approximately $5.95 per share. Mr. Wilmes Shares beneficial ownership over these Shares with his wife.

iv.	The Shares listed as being beneficially owned by Mr. Eisenberg were purchased with personal funds. Mr. Eisenberg acquired 1,900,000 Shares upon the exercise of warrants at a cost of $0.43 per Share. In addition, he acquired 94,536 Shares in open market purchases at an average cost of $2.50 per share. Mr. Eisenberg holds Shares through the Eisenberg Estate Reduction Trust and the Eisenberg Revocable Trust.

v.	The Shares listed as being beneficially owned by Mr. Beaty were purchased with personal funds in open market purchases at an average cost of $1.725 per Share.

vi.	The Shares and warrants purchased by Dr. Gabriel were purchased with personal funds. Of the Shares owned by Dr. Gabriel, 895,775 were acquired in private placement transactions at an average cost of $0.75 per share. The remainder were acquired in open market purchases at an average cost of $2.00 per Share. The number of Shares owned by Dr. Gabriel includes 200,000 warrants that are presently exercisable. Dr. Gabriel owns 504,787 Shares jointly with his wife.

vii.	The Shares listed as being beneficially owned by Mr. Longaker were purchased with personal funds upon the exercise of warrants at an average cost of $0.60 per Share. Members of Mr. Longaker’s family have the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, a portion of the Shares.

viii.	The Shares listed as being beneficially owned by Mr. Dalal were purchased with personal funds in open market transactions. The average cost of the Shares owned directly by Mr. Dalal is approximately $2.68 per Share.

ix.	The Shares listed as being beneficially owned by Mr. Weiner were purchased with personal funds. The aggregate cost of the Shares owned by Mr. Weiner is approximately $415,117. Mr. Weiner acquired 120,518 Shares in the open market for $262,726. He acquired 112,500 Shares as a result of the exercise of warrants acquired in connection with the Issuer’s December 2019 private placement at a total cost of approximately $50,625. From that December 2019 private placement, Mr. Weiner has 150 Shares remaining for which he paid $45.00. In addition, he acquired 83,989 in connection with the conversion of a $40,000 note to the company. He acquired 40,000 Shares pursuant to the exercise of warrants at a total cost of $12,000. He also acquired 217,500 Shares upon the exercise of warrants in June 2019 at a total cost of $49,720.

x.	The Shares listed as being beneficially owned by Mr. Axelberd were purchased with personal funds in open market transactions. The cost of the Shares owned directly by Mr. Axelberd is approximately $3.13 per Share.

xi.	The Shares listed as being beneficially owned by Mr. Okun include 68,700 Shares directly beneficially owned by Mr. Okun and 1,726,829 Shares owned by Tevya Finger. Mr. Okun has the power of attorney to control the voting and disposition of the 1,726,829 Shares owned by Mr. Finger, and Mr. Okun disclaims beneficial ownership of these Shares. Mr. Okun purchased the 68,700 Shares directly owned by him with personal funds in open market transactions at an average cost of $3.74 per share. The remaining 1,726,829 Shares were purchased by Mr. Finger using personal funds at an average cost of $4.47 per share.

xii.	The Shares listed as being beneficially owned by Mr Chitayat were purchased with personal funds in a registered direct offering, a private investment in public equity or PIPE transaction and upon the exercise of warrants. The average cost basis of the Shares owned by Mr. Chitayat is $0.65 per share. Mr. Chitayat is deemed to beneficially own 273,333 Shares that are issuable upon the exercise of warrants that are currently exercisable.

xiii.	The Shares listed as being beneficially owned by Mr. Bossenbrook were purchased with personal funds in open market transactions. The aggregate cost of the Shares owned directly by Mr. Bossenbrook is approximately $336,920.

xiv.	The Shares listed as being beneficially owned by Mr. Hydok include 1,000,000 Shares owned directly by Mr. Hydok and his wife, 200,000 Shares that are issuable to Mr. Hydok and his wife upon the conversion of the Issuer’s Series C Convertible Preferred Stock and 32,000 Shares issuable to Mr. Hydok and his wife upon the exercise of warrants. The Series C Convertible Preferred Stock and the warrants owned by Mr. and Mrs. Hydok are currently convertible or exercisable, as applicable. The Shares, Series C Convertible Preferred Stock and warrants were purchased with personal funds in open market transactions and through warrant exercises. The average cost of the Shares owned directly by Mr. and Mrs. Hydok is approximately $0.75 per Share.

xv.	The Shares listed as being beneficially owned by Mr. Johnson were purchased with personal funds in a private placement from the Issuer. The average cost of the Shares owned by Mr. Johnson is approximately $0.47 per Share.

xvi.	The Shares listed as being beneficially owned by Mr. Hartley were purchased with personal funds in open market transactions. These Shares include 369,000 Shares beneficially owned by Mr. Hartley (including through his IRA account) and 81,000 Shares held in custodial Roth accounts for the benefit of his children. The average cost of the Shares owned by Mr. Hartley is approximately $2.84 per Share. Mr. Hartley’s spouse has the right to receive or the power to direct the receipt of, dividends from, or the proceeds from the sale of, a portion of the Shares.

xvii.	The Shares listed as being beneficially owned by Mr. Thorson were purchased with personal funds in open market transactions. The average cost of the Shares owned directly by Mr. Thorson is approximately $0.49 per share.

xviii.	The Shares listed as being beneficially owned by Mr. Rector were purchased with personal funds in open market transactions. The average cost of the Shares owned directly by Mr. Rector is approximately $2.00 per share.

xix.	The Shares listed as being beneficially owned by Mr. F. Tosco were purchased with personal funds in a PIPE transaction from the Issuer. The average cost of the Shares owned by Mr. F. Tosco is $0.50 per Share. Mr. F. Tosco owns the Shares together with his wife.

xx.	The Shares listed as being beneficially owned by Mr. Rawson include shares owned by Mr. Rawson personally and shares owned by him within his professional scope as the Managing Member of Granite Capital Advisors LLC, as a registered investment advisor with discretionary power invested by his clients to buy and sell securities on their behalf. As of the date hereof, Mr. Rawson has the discretionary power to vote on 2,690,125 Shares. Pursuant to the Client Management contract between Granite Capital Advisors LLC and its clients, clients retain the right to elect to restrict Granite Capital Advisors, LLC’s right to vote their Shares.

xxi.	The Shares listed as being beneficially owned by Ms. Marano were purchased with personal funds in a private placement transaction. The average cost of the Shares owned by Ms. Marano is approximately $1.00 per Share. Ms. Marano owns the Shares jointly with her husband.

xxii.	The Shares listed as being beneficially owned by Dr. Pestell include Shares received by him as consideration in connection with the acquisition (the “ProstaGene Acquisition”) on November 16, 2018 by the Issuer of substantially all the assets and certain liabilities of ProstaGene, LLC (“ProstaGene”), an entity founded by Dr. Pestell and in which Dr. Pestell owns a majority interest. Currently, Dr. Pestell owns 8,342,000 Shares over which he has sole voting power. Such Shares are subject to transfer restrictions and forfeiture obligations contained in the agreements related to the ProstaGene Acquisition. The Issuer has asserted that such Shares have been forfeited arising out of Dr. Pestell’s cessation of employment with the Issuer, and such assertion, as well as other matters relating to such cessation of employment, are the subject of litigation in federal court in the District of Delaware, Civil Action No. 19-cv-1563-RGA (D. Del. Nov. 2, 2020). Dr. Pestell is one of two Managers of ProstaGene, LLC and the owner of 77.241% of the equity interests of ProstaGene. 3,086,622 Shares (the “Stock Holdback Shares”) issued in the name of ProstaGene remain in escrow and are subject to an arbitration proceeding in respect of indemnification claims brought by the Issuer against ProstaGene under certain agreements related to the ProstaGene Acquisition. Thus, of these 3,086,622 Shares, Dr. Pestell has (1) shared voting power over all such Shares and (2) an indirect interest in 2,384,137 of such Shares. Dr. Pestell disclaims beneficial ownership of the Stock Holdback Shares except to the extent of his pecuniary interest therein. ProstaGene also directly owns 7,106 Shares of the Issuer. Dr. Pestell has shared voting power over all such Shares and an indirect interest in 5,489 of such Shares. Dr. Pestell disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest therein. The Shares acquired by Dr. Pestell in connection with the ProstaGene Acquisition were valued at $0.5696 per Share at the time of the ProstaGene Acquisition.

xxiii.	The Shares listed as being beneficially owned by Mr. Caputo were purchased with personal funds. Mr. Caputo acquired approximately 20,000 Shares directly from the Issuer and purchased the remainder of his Shares in open market transactions. The average cost of the Shares owned by Mr. Caputo is $0.57 per Share. The Shares listed as being beneficially owned by Mr. Caputo include 371,581 Shares over which Mr. Caputo has sole voting and dispositive power and 30,000 Shares over which Mr. Caputo shares voting and dispositive power with his wife.

xxiv.	The Shares listed as being beneficially owned by Mr. Parisi were purchased with personal funds in a PIPE transaction from the Issuer. The average cost of the Shares owned by Mr. Parisi is approximately $0.50 per Share. Mr. Parisi owns the Shares together with his wife.

xxv.	The Shares listed as being beneficially owned by Mr. Mollick were purchased with personal funds in open market purchases, upon the exercise of warrants and in a private placement from the Issuer. The average cost of the Shares owned by Mr. Mollick is approximately $0.75 per Share.

xxvi.	The Shares listed as being beneficially owned by Dr. Errico were purchased with personal funds from the Issuer in a PIPE transaction. The average cost of the Shares owned by Dr. Errico is $0.75 per Share.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

E.	Mr. Beaty

(a)	As of the close of business on June 7, 2021, Mr. Beaty beneficially owned 888,888 Shares.

Percentage: Approximately 0.15%

(b)	1.	Sole power to vote or direct vote: 888,888

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 888,888

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Beaty has not entered into any transactions in Shares during the past 60 days other than as set forth in Appendix A, which transactions are incorporated by reference herein.

M.	Mr. Bossenbrook

(a)	As of the close of business on June 7, 2021, Mr. Bossenbrook beneficially owned 226,436 Shares.

Percentage: Approximately 0.04%

(b)	1.	Sole power to vote or direct vote: 226,436

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 226,436

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Bossenbrook has not entered into any transactions in Shares during the past 60 days other than as set forth in Appendix A, which transactions are incorporated by reference herein.

Y.	Mr. Mollick

(a)	As of the close of business on June 7, 2021, Mr. Mollick beneficially owned 9,814,945 Shares.

Percentage: Approximately 1.6%

(b)	1.	Sole power to vote or direct vote: 9,814,945

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 9,814,945

4.	Shared power to dispose or direct the disposition: 0

(c)	Mr. Mollick has not entered into any transactions in Shares during the past 60 days.

Z.	Dr. Errico

(a)	As of the close of business on June 7, 2021, Dr. Errico beneficially owned 2,508,705 Shares.

Percentage: Approximately 0.41%

(b)	1.	Sole power to vote or direct vote: 2,508,705

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 2,508,705

4.	Shared power to dispose or direct the disposition: 0

(c)	Dr. Errico has not entered into any transactions in Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	Other than as set forth in Item 3, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, Shares.

(e)	Not applicable.

Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of such Reporting Person’s pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

On June 8, 2020, Mr. Mollick, Dr. Errico and the Reporting Persons named in the Original Schedule 13D entered into a Joinder Agreement to the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of the Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. The Joint Filing Agreement is filed as Exhibit 99.1 hereto, and the Joinder Agreement is filed as Exhibit 99.9 hereto.

On June 8, 2020, Mr. Mollick and Dr. Errico granted Paul Rosenbaum a power of attorney to execute this Schedule 13D and any amendments hereto. The power of attorney is filed as Exhibit 99.10 hereto.

Mr. Mollick is a party to an agreement pursuant to which he loaned $1.0 million to the Issuer at an interest rate of 10% per annum. Principal and interest on the loan is payable in stock at $0.50 per share upon demand by Mr. Mollick. As of June 8, 2021, accumulated interest on the loan is approximately $150,000.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated May 24, 2021 (incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D filed on May 24, 2021).

99.2	Power of Attorney with respect to the Schedule 13D and any amendments hereto (incorporated by reference to Exhibit 99.2 to the Reporting Persons’ Schedule 13D filed on May 24, 2021).

99.3	Power of Attorney with respect to shares owned by Tevya Finger (incorporated by reference to Exhibit 99.3 to the Reporting Persons’ Schedule 13D filed on May 24, 2021).

99.4	Transaction Agreement, dated as of August 27, 2018, by and among CytoDyn Inc., Point NewCo Inc., Point Merger Sub Inc., ProstaGene, LLC and Richard G. Pestell, M.D., Ph.D. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on August 28, 2018)

99.5	Escrow Agreement, dated as of November 16, 2018, by and among ProstaGene, LLC, CytoDyn Inc., and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on November 19, 2018).

99.6	Stock Restriction Agreement, dated as of November 16, 2018, by and among CytoDyn Inc., ProstaGene, LLC and Dr. Richard G. Pestell (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed on November 19, 2018).

99.7	Confidential Information, Inventions and Noncompetition Agreement, dated as of November 16, 2018, by and among CytoDyn Inc., CytoDyn Operations Inc. and Dr. Richard G. Pestell (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed on November 19, 2018).

99.8	Employment Agreement, dated as of November 16, 2018, by and among CytoDyn, Inc., CytoDyn Operations Inc. and Dr. Richard G. Pestell (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed on November 19, 2018).

99.9	Joinder Agreement to Joint Filing Agreement, dated June 8, 2021.

99.10	Power of Attorney for Thomas C. Mollick and Dr. Errico, dated June 8, 2021.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2021

/s/ Paul Rosenbaum
Paul Rosenbaum

/s/ Paul Rosenbaum as attorney-in-fact
Anthony Caracciolo

/s/ Paul Rosenbaum as attorney-in-fact
Arthur L. Wilmes

/s/ Paul Rosenbaum as attorney-in-fact
Glenn Eisenberg

/s/ Paul Rosenbaum as attorney-in-fact
Jeffrey P. Beaty

/s/ Paul Rosenbaum as attorney-in-fact
Allen Gabriel

/s/ Paul Rosenbaum as attorney-in-fact
Judson Longaker

/s/ Paul Rosenbaum as attorney-in-fact
Steve Dalal

/s/ Paul Rosenbaum as attorney-in-fact
Jeffrey Weiner

/s/ Paul Rosenbaum as attorney-in-fact
Frederick Axelberd

/s/ Paul Rosenbaum as attorney-in-fact
Yaron Okun, for himself and as attorney-in-fact for Tevya Finger

/s/ Paul Rosenbaum as attorney-in-fact
Jack Chitayat

/s/ Paul Rosenbaum as attorney-in-fact
Arlyn J. Bossenbrook

/s/ Paul Rosenbaum as attorney-in-fact
Paul Hydok

/s/ Paul Rosenbaum as attorney-in-fact
Charles M. Johnson Jr.

/s/ Paul Rosenbaum as attorney-in-fact
Jonathan Hartley

/s/ Paul Rosenbaum as attorney-in-fact
Brandon Thorson

[Signature Page to Schedule 13D]

/s/ Paul Rosenbaum as attorney-in-fact
Joe Rector

/s/ Paul Rosenbaum as attorney-in-fact
Francesco Tosco

/s/ Paul Rosenbaum as attorney-in-fact
William M. Rawson

/s/ Paul Rosenbaum as attorney-in-fact
Veronica Marano

/s/ Paul Rosenbaum as attorney-in-fact
Richard G. Pestell, M.D., Ph.D.

/s/ Paul Rosenbaum as attorney-in-fact
Peter Christopher Caputo

/s/ Paul Rosenbaum as attorney-in-fact
Antonio Parisi

/s/ Thomas C. Mollick
Thomas C. Mollick

/s/ Thomas J. Errico, M.D.
Thomas J. Errico, M.D.

[Signature Page to Schedule 13D]

APPENDIX A

The following tables amend and supplement the Appendix A in the Original Schedule 13D, which sets forth all transactions by the Reporting Persons with respect to Shares effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on June 7, 2021. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Nature of Transaction	Securities Purchased or Sold	Price per Share ($)	Date of Purchase / Sale

Jeffrey Beaty
Purchase	10,000	$1.94	May 18, 2021
Purchase	10,000	$1.95	May 18, 2021
Purchase	10,000	$1.94	May 18, 2021
Purchase	8,888	$1.94	May 18, 2021
Purchase	9,700	$3.13	April 9, 2021
Purchase	10,300	$3.15	April 9, 2021
Purchase	20,000	$3.15	April 9, 2021
Purchase	20,000	$3.12	April 9, 2021
Purchase	20,000	$3.12	April 9, 2021
Purchase	20,000	$3.10	April 9, 2021
Purchase	20,000	$3.14	April 9, 2021
Purchase	20,000	$3.08	April 9, 2021
Purchase	20,000	$3.12	April 9, 2021
Purchase	20,000	$3.18	April 9, 2021
Purchase	20,000	$3.32	April 9, 2021
Purchase	20,000	$3.35	April 9, 2021

Nature of Transaction	Securities Purchased or Sold	Price per Share ($)	Date of Purchase / Sale

Arlyn J. Bossenbrook
Purchase	755	$1.90	June 3, 2021